EXHIBIT 99.1

Medicenna Announces the Appointment of Jeff Caravella as Chief Financial Officer

Jeff Caravella brings over two decades of healthcare expertise steering strategic, financial and operational functions at leading public life-science corporations

Mr. Caravella’s appointment demonstrates Medicenna’s continuing commitment to establish its presence in Boston, the leading biotechnology ecosystem

TORONTO and HOUSTON, Aug. 28, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (Nasdaq: MDNA TSX: MDNA), a clinical-stage immunotherapy company, today announced the appointment of Jeff Caravella as Chief Financial Officer (CFO). In this position, Mr. Caravella will lead Medicenna’s financial strategy to support the Company’s growth. This appointment underscores the Company's commitment to expanding its operations in Boston and follows the recent appointment of Mr. Brent Meadows as Chief Business Officer.

“We are delighted to welcome Mr. Caravella as our new CFO. He brings a wealth of financial leadership experience to Medicenna, having successfully navigated the complex biotech financial landscape and driven growth strategies for prominent life science corporations,” said Fahar Merchant, Ph.D., President and CEO of Medicenna. “His remarkable skills, combined with more than 20 years of profound financing and strategic expertise in the life sciences industry, will be invaluable to our objective of enhancing shareholder value. His nomination comes as the Company initiates a Phase 2 study with MDNA11, seeks partnership for bizaxofusp and Superkines, and expands its executive team with talented new hires in Boston.”

Mr. Caravella added: “I am excited to join Medicenna as it continues to advance a differentiated pipeline of next-generation immunotherapies through clinical development while also leveraging its unique Superkine platform for its drug discovery efforts. I look forward to working with the entire Medicenna team towards building out the company and contributing to our continued success.”

Mr. Caravella brings to Medicenna over 20 years of global healthcare, financial and operational experience. Most recently, he served as CFO at Biotheryx, where he led the finance, investor relations and operational functions and supported activities associated with an up to approximately $350 million collaboration with Incyte. Prior to Biotheryx, he served as Vice President of Finance at Tango Therapeutics (Nasdaq: TNGX), where he built and led the finance and accounting functions, successfully supported approximately $110 million in private financings and an approximately $350 million SPAC and PIPE transaction. Previously, Jeff held senior finance roles at Editas Medicine (Nasdaq: EDIT), Charles River Laboratories and Johnson & Johnson. During his 10-year tenure at Johnson & Johnson, he provided financial leadership on multiple licensing and option agreements with a potential cumulative value of over $1.4 billion and supported financial analysis, due diligence and integration of several acquisitions ranging in value from $100 million to $20 billion. Mr. Caravella earned his B.S. and M.B.A. from Syracuse University.

About Medicenna
Medicenna is a clinical-stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent glioblastoma (GBM), the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements that are not historical facts, including, without limitation, statements on the Company’s clinical development activities and potential, including with respect to MDNA11; the Company’s commitment to expand its operations in Boston; and the potential benefits that may be realized as a result of new members of the management team. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Delphine Davan, Vice President, Investor Relations and Corporate Communications ddavan@medicenna.com
Cell: 647-474-2641